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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69194

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ARES INVESTOR SERVICES LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 AVENUE OF THE STARS
(No. and Street)

LOS ANGELES (City) **CALIFORNIA** (State) **90067** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark C. Infanger **310.432.8873**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA STREET (Address) **LOS ANGELES** (City) **CALIFORNIA** (State) **90017** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark C Infanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ares Investor Services LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

2/26/16

Signature

Chief Financial Officer

Title

Notary Public

OFFICIAL NOTARIZATION ATTACHED

This report contains (check all applicable boxes):

- × (a) Facing Page.
- × (b) Statement of Financial Condition.
- × (c) Statement of Income (Loss).
- × (d) Statement of Changes in Financial Condition.
- × (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- × (g) Computation of Net Capital.
- × (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see schedule I).
- × (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (see schedule I).
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- × (l) An Oath or Affirmation.
- × (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____

2 ____

3 ____

4 ____

____

_________________________ *Signature of Document Signer No. 1*

_________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26 (Date) day of February (Month), 2016 (Year), by

(1) Mark Infanger

(and (2) ________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature] Tracey Fields
Signature of Notary Public


TRACEY FIELDS
Commission # 2062536
Notary Public - California
Los Angeles County
My Comm. Expires Apr 24, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affadavit Document Date: ____________

Number of Pages: _____ Signer(s) Other Than Named Above: ____________________

California Jurat With Affiant Statement

If no other format is prescribed, this form may be used when an individual is signing and swearing (or affirming) that certain written statements are true.

The text space provided (lines 1–5) are available for a document signer to type or neatly print (in ink) a written statement. This portion of the certificate should *not* be completed by the Notary. A person completing any of lines 1–5 must sign this form on line 6 in the presence of the Notary, who would also administer an oath or affirmation.

If this form is to be attached to another document, then the Notary should cross out lines 1–6. The signer would affix a signature on the attached document, not on this certificate, in the Notary's presence.

The optional section at the bottom can deter alteration of the document or fraudulent reattachment of this form to an unintended document. The insertions in this section are not required by law. Failure to fill out this section will not affect the validity of the jurat certificate.

Instructions:

1 DOCUMENT OPTION.
Check the first box if this Jurat certificate is going to be attached to another document. If so, then **cross out** lines 1–6 on certificate. **Check the second box** if the affiant is going to use this form to make a statement.

2 AFFIANT STATEMENT. These lines are provided for the affiant to complete his or her own statement, and should *not* be completed by the Notary. If affiant is not using this certificate to make a statement, lines 1–6 should be crossed out by the Notary.

3 SIGNATURE(S) OF AFFIANT(S). This is signed by the person(s) who completed the statement in lines 1–5. If an attached document is signed instead, these spaces should be lined through by the Notary.

4 NAME OF COUNTY where Notary performs notarization.

5 'SWORN TO' OR 'AFFIRMED.' If the affiant takes an oath, cross out "(or affirmed)." If the affiant takes an affirmation, cross out "sworn to (or".

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

1 ☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

2
1
2
3
4
5
6 ______ 3
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of 4 Los Angeles

5 Subscribed and sworn to ~~(or affirmed)~~ before me on this 14th day of June, 20 14 6
Date *Month* *Year*
by
(1) Terry Smith 7
~~(and (2) ______),~~
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. 7

9 [seal]

Signature Pat R. Jones 8
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Affidavit of Loss 10 Document Date: 11 No Date
12 Number of Pages: One Signer(s) Other Than Named Above: No Other Signers 13

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827) Item #5910

8 SIGNATURE OF NOTARY, exactly as name appears on commissioning papers and in seal.

9 NOTARY SEAL IMPRINT, clearly and legibly affixed.

SPACES 10–13 ARE OPTIONAL
Omission of information here will not affect the document's validity. However, completing these spaces can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

10 TITLE OR TYPE OF DOCUMENT notarized, such as "Affidavit of Loss."

11 DATE OF DOCUMENT notarized. If the certificate is being attached to a document, most, but not all, will have a date, usually at the top or following the signature. If none, insert "No Date."

12 NUMBER OF PAGES in the notarized document. This may point out fraudulent addition or removal of pages. If the certificate is being attached to a document, do not count it as a page. If the certificate is the document, page count would be "One."

6 DATE OF NOTARIZATION. Actual day, month and year in which the document signer appears before Notary to sign this certificate or an attached document and take an oath or affirmation.

7 NAME(S) OF AFFIANT SIGNER(S) name(s) signed before the Notary. Initials and spelling of name(s) should agree with document, ID card and journal signatures. If only one signer is appearing before the Notary, cross out letters that do not apply — for example, "(and," ")," and the "s" in name(s), signer(s), person(s) — and cross or line through the second space to prevent later unauthorized insertion of a name.

13 SIGNER(S) OTHER THAN NAMED IN SPACE(S) 7. Since all affiant signers might not be named on the same Notary certificate, insert name(s) of signer(s) here that appear(s) or will appear on other certificates — as many as space allows. If none, insert "No Other Signers."


NATIONAL
NOTARY
ASSOCIATION

National Notary Association
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Ares Investor Services LLC

Financial Statements

For the Year Ended December 31, 2015

With Report of Independent Auditors

Public Document
(Pursuant to Rule 17a-5(e)(3) under the Security and Exchange Act of 1934)

ARES INVESTOR SERVICES LLC

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Report of Independent Registered Public Accounting Firm	10
Exemption Report – SEC Rule 17a-5(d)(4)	11
Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures	12


Building a better
working world

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

The Managing Member of Ares Investor Services LLC:

We have audited the accompanying statement of financial condition of Ares Investor Services LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ares Investor Services LLC at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 26, 2016

ARES INVESTOR SERVICES LLC
Statement of Financial Condition
As of December 31, 2015

Assets	
Cash	$2,783,090
Receivables from affiliate	1,818,391
Prepaid expenses and other assets	83,275
Total assets	**$4,684,756**
Liabilities and member's equity	
Payables to affiliates	$1,780,523
Accrued expenses	38,012
Total liabilities	**1,818,535**
Contributed capital	2,880,000
Accumulated deficit	(13,779)
Total member's equity	**2,866,221**
Total liabilities and member's equity	**$4,684,756**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Operations
For the year ended December 31, 2015

Revenue	
Placement fees from affiliate	$12,022,856
Total revenues	**12,022,856**
Expenses	
Compensation and benefits	9,387,279
Travel and entertainment	890,966
Occupancy	527,290
Information and technology	342,900
Professional fees	239,493
Regulatory costs	127,494
General and administrative expenses	507,434
Total expenses	**12,022,856**
Net income	**$ -**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2015

	Contributed capital	Accumulated deficit	Total
Balance at beginning of year	$ 2,880,000	$ (13,779)	$ 2,866,221
Net income	-	-	-
Balance at end of year	**$ 2,880,000**	**$ (13,779)**	**$ 2,866,221**

See accompanying notes to financial statements.

ARES INVESTOR SERVICES LLC
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	82,396
Net (increase) decrease in operating assets:	
Receivables from affiliates	(722,441)
Prepaid expenses and other assets	(89,863)
Net increase (decrease) in operating liabilities:	
Payable to affiliates	637,671
Accrued expenses	(11,545)
Net cash used in operating activities	**(103,782)**
Net decrease in cash	**(103,782)**
Cash at beginning of year	2,886,872
Cash at end of year	**$2,783,090**

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Ares Investor Services LLC ("AIS" or the "Company"), a wholly owned subsidiary of Ares Management LLC ("AM LLC"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). AIS primarily acts as a placement agent for private offerings of AM LLC and its affiliates. Due to the limited authority that is granted to AIS in its capacity as a broker-dealer, AIS is exempt under rule 15c3-3 paragraph (k)(2)(i) of the Securities Exchange Act of 1934 and therefore is not required to comply with certain regulations covering trade practices among broker-dealers and the use and safekeeping of customers' funds and securities. As a registered broker-dealer, AIS is however, subject to the SEC's Commission's uniform net capital rule. Rule 15c3-1 of the Securities Exchange Act specifies the minimum level of net capital a broker-dealer must maintain.

Basis of Accounting and Use of Estimates

The Company prepares the financial statements in accordance with Accounting Principles Generally Accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances: however, due to the inherent uncertainties in making estimates, actual amounts could differ from these estimates.

Cash

Cash for the Company includes a liquid investment in a demand deposit account that is available to support the general liquidity needs of the Company.

Financial Instruments

The Company considers cash, receivables, accrued expenses and payables to be its financial instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments equal or closely approximate their fair values.

Revenues

The Company provides services to AM LLC under a Placement Agency Agreement (defined below), and in return for its services, the Company is reimbursed for all its net operating expenses. The Company records these expense reimbursements as revenue in the period in which the expenses are incurred.

Compensation and Benefits

Compensation generally includes allocated salaries and bonuses from affiliates of the Company as the Company has no employees. Allocated costs are determined based on time spent by certain individuals who perform duties on behalf of the Company. Bonuses are accrued over the service period in which they are earned.

Income Taxes

The Company's earnings flow through to the parent of the Company without being subject to entity level income taxes. Consequently, the Company's earnings reflect no provision for income taxes. As of the year ended December 31, 2015, the Company had no significant uncertain tax position. The Company is subject to income tax examination by taxing authorities for all tax years after and including 2012.

(2) Related Party Transactions

AM LLC and its affiliates share personnel, office space and equipment with the Company. The Company entered into an agreement with AM LLC on March 12, 2013, referred to herein as the "Expense Reimbursement Agreement", under which shared expenses are allocated based on the provision of this agreement. The Expense Sharing Agreement states that AM LLC either directly or through its affiliate, Ares Operations LLC ("Ares Ops"), will provide payroll, overhead, office facilities and equipment and various other shared services. AM LLC is willing to provide the Company with these shared services subject to being reimbursed for the costs of such services. Expenses allocated to the Company are included in the Statement of Operations. The following is a summary of these expenses for the year ended December 31, 2015:

Expenses allocated to the Company from Ares Management LLC and its affiliates:	
Compensation and benefits	$ 9,387,279
Travel and entertainment	890,966
Occupancy	527,290
Information technology	342,900
Professional fees	173,337
General and administrative expenses	497,548
Total	**$ 11,819,320**

The Company is party to a separate agreement, referred to herein as the "Placement Agency Agreement", with AM LLC. In consideration for the services performed by the Company, AM LLC shall cause the Company to be reimbursed in an amount equal to its operating expenses, including expenses allocated in accordance with the terms of the Expense Reimbursement Agreement.

For the twelve months ended December 31, 2015, the Company paid to Ares Ops $11,207,916 under the terms of the Expense Sharing Agreement. For the twelve months ended December 31, 2015, the Company received from AMLLC $11,300,415 under the terms of the Placement Agency Agreement. As of December 31, 2015, the Company had receivables from AM LLC of $1,818,391 and payables to Ares Ops of $1,780,523 primarily related to its Placement Agency Agreement and Expense Reimbursement Agreement, respectively.

(3) Regulatory and Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of the broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 15-to-1. As of December 31, 2015, the Company's net capital was $964,555 which was $843,319 in excess of its required net capital of $121,236. The Company's ratio of aggregate indebtedness to net capital is 1.89-to-1.

(4) Contingencies

In the normal course of business, the Company enters into agreements that may include indemnities in favor of third parties and affiliated parties, such as engagement letters with advisors and consultants, as well as service agreements. In accordance with the Company's by-laws, the Company has also agreed to indemnify its officers, employees and agents in certain cases. Certain agreements do not contain any limits on the Company's liability, and therefore it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company may have recourse against third parties with respect to these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

(5) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2016, the date the financial statements were issued. No events were identified for recognition or disclosure.

ARES INVESTOR SERVICES LLC
Computation of Net Capital
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2015

Computation of net capital	
Total member's equity	$ 2,866,221
Deductions and/or charges	
Non-allowable assets:	
Receivables from affiliates	1,818,391
Prepaid expenses and other assets	83,275
Total deductions	1,901,666
Net capital	964,555
Minimum net capital requirement (the greater of $5,000 or 6.67% of aggregate indebtedness)	121,236
Net capital in excess of requirement	**$ 843,319**
Aggregate indebtedness	$ 1,818,535
Ratio of aggregate indebtedness to net capital	1.89:1

Statement pursuant to subparagraph (k)(2)(i) of Rule 15c3-3:

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 have not been included because the Company is exempt from Rule 15c3 -3 pursuant to the provisions of subparagraph (k)(2)(i).

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in Ares Investor Services LLC unaudited Part II-A Quarterly FOCUS report as of December 31, 2015 as amended on February 26, 2016.



Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ares Investor Services LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from January 1, 2015 through December 31, 2015 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2016

ARES INVESTOR SERVICES LLC
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Ares Investor Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- Ares Investor Services LLC is a broker/dealer registered with the SEC and FINRA.
- Ares Investor Services LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Ares Investor Services LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designates as "Special Account for the Exclusive Benefit of Customers".
- Ares Investor Services LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015.
- Ares Investor Services LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015.

I, Mark C. Infanger, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Chief Financial Officer
February 26, 2016



Building a better working world

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Tel: +1 213 977 3200
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management of Ares Investor Services LLC:

We have performed the procedures enumerated below, which were agreed to by the management of Ares Investor Services LLC (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2015. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as per the Company's general ledger.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the audited Form X-17A-5 for the year ended December 31, 2015, the Company's trial balance, Expense Reimbursement Agreement, and Master Placement Agency Agreement.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


EY
Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016